January 2, 2008

Mail Stop 3720

By U.S. Mail

Steven T. Campbell
Executive Vice President—Finance, Chief Financial Officer
   and Treasurer
United States Cellular Corporation
8410 West Bryn Mawr, Suite 700
Chicago, IL 60631

> **Re: United States Cellular Corporation**
> **Definitive Schedule 14A**
> **Filed April 25, 2007**
> **File No. 001-09712**

Dear Mr. Campbell:

We have reviewed your response letter dated October 24, 2007 and have the following comments. Please respond to our comments by January 16, 2008, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Compensation Discussion and Analysis, page 47

Annual Cash Compensation, page 51

Long-Term Equity Compensation, page 51

1.   We have considered your responses to comments five and six in our letter dated August 21, 2007 and your explanation in Exhibit A to your response letter of why you believe that disclosure of performance targets and threshold levels is not required and would result in competitive harm. Please provide a more comprehensive analysis as to why disclosure of each performance target would cause you competitive harm and should be afforded confidential treatment. Your response should be a thorough and detailed analysis focusing on the specific facts and circumstances of your business and specific performance targets. For example, your current analysis repeats verbatim the same argument with respect

to each performance target. Instead, please separately address each type of performance target, beginning with an explanation of how you define each performance target. Then, explain more specifically how disclosure of the particular performance target could lead to competitive harm, addressing the fact that the performance target relates to a fiscal year that is two years prior to the current fiscal year.

2.   We have considered your response to comments six in our letter dated August 21, 2007. So that investors may better understand the kind of benchmarking information you used in determining the target allocation of long-term compensation awards and performance multiples for your named executive officers, explain in detail the types of companies included in the benchmarking survey and discuss why you chose to benchmark this element of compensation to a broader group of companies than the peer group companies identified on page 50 of your definitive proxy statements.

Please contact me at (202) 551-3350 with any questions.

Sincerely,

Kathleen Krebs
Special Counsel

cc: By facsimile to (312) 853-7036
       Alfred N. Sacha
       Sidley Austin LLP